UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

BLUE OWL CREDIT INCOME CORP.

(Name of Subject Company (Issuer))

BLUE OWL CREDIT INCOME CORP.

(Names of filing Person (Offeror and Issuer))

Class S Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

69120V101

(CUSIP Number of Class of Securities)

Class D Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

69120V200

(CUSIP Number of Class of Securities)

Class I Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

69120V309

(CUSIP Number of Class of Securities)

Bryan Cole

Chief Financial Officer and Chief Operating Officer

Blue Owl Credit Income Corp.

399 Park Avenue

New York, NY 10022

(212) 419-3000

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copy to:

Cynthia M. Krus

Kristin H. Burns

Dwaune L. Dupree

Eversheds Sutherland (US) LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 25, 2023 by Blue Owl Credit Income Corp. (f/k/a Owl Rock Core Income Corp.), a Maryland corporation (the “Company,” “our,” “we,” or “us”), in connection with the offer by the Company to purchase up to the number of shares (the “Shares”) of its issued and outstanding Class S common stock, par value $0.01 per share, Class D common stock, par value $0.01 per share, and Class I common stock, par value $0.01 per share (“Common Stock ”) that can be purchased with approximately $293,705,212 (the “Offering Amount”) at a price equal to the net offering price per Share, as of June 30, 2023, of each Share of Common Stock tendered pursuant to the Offer. The Offering Amount represents the value of 5.00% of the aggregate number of the Company’s Shares outstanding as of March 31, 2023.

The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated May 25, 2023, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 7:00 P.M., Eastern Time, on June 30, 2023, and approximately 1,763,641 Class S Shares, 1,486,423 Class D Shares and 4,950,528 Class I Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. Payment of the purchase prices for the Shares tendered was made promptly in the form of non-interest bearing promissory notes issued to the shareholders whose tenders were accepted for purchase by the Company in accordance with the terms of the Offer. The promissory notes were held by DST Systems Inc., the Company’s transfer agent, on behalf of each tendering shareholder.

On July 24, 2023, the Company determined that, as of June 30, 2023, the net offering prices per Share of its Class S Shares, Class D Shares and Class I Shares were $9.28 per Share, $9.29 per Share and $9.31 per Share, respectively. The Company purchased all validly tendered and not withdrawn Class S Shares, Class D Shares and Class I Shares for approximately $16,366,586, $13,808,866 and $46,089,412, respectively. The aggregate purchase price for all Shares repurchased pursuant to the Offer was approximately $76,264,864.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2023

BLUE OWL CREDIT INCOME CORP.

By:	/s/ Bryan Cole
	Name:	Bryan Cole
	Title:	Chief Financial Officer and Chief Operating Officer